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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                          INTERNET PICTURES CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    46059S200
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                                 (CUSIP Number)

                               Michael D. Roberts
                               Sherrard & Roe, PLC
                          424 Church Street, Suite 2000
                               Nashville, TN 37219
                                 (615) 742-4200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 26, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 46059S200                                            Page 2 of 8 pages

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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

         First Avenue Partners, L.P.

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2.       Check the Appropriate Box if a Member of a Group:
         (a)
         (b)      X

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3.       SEC Use Only...........................................................

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4.       Source of Funds:  WC

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e):

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6.       Citizenship or Place of Organization:  Tennessee

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                  7.      Sole Voting Power:  1,400,000(1)

Number of         --------------------------------------------------------------
Shares
Beneficially      8.      Shared Voting Power: 0
Owned by
Each              --------------------------------------------------------------
Reporting
Person With       9.      Sole Dispositive Power:  1,400,000(1)
                  --------------------------------------------------------------

                  10.     Shared Dispositive Power:  0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,400,000

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

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13.      Percent of Class Represented by Amount in Row (11):  9.0%(2)

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14.      Type of Reporting Person:  PN

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(1)      Consists of shares of Common Stock issuable upon conversion of 175,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is initially convertible into 8 shares of Common Stock (subject to adjustment - See Item 4). The Series B Preferred Stock votes on an as-converted basis with the Common Stock.

(2)      Based upon outstanding shares of Common Stock and Series B Preferred
         Stock.



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CUSIP No. 46059S200                                            Page 3 of 8 pages


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock") of Internet Pictures Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, California 94503, telephone: (925) 242-4000.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by First Avenue Partners, L.P., a Tennessee limited partnership ("First Avenue"). The sole general partner of First Avenue is Front Street, LLC, a Tennessee limited liability company (the "GP"). The principal place of business of First Avenue and the GP is 138 Second Avenue North, Suite 200, Nashville, Tennessee 37201. The principal business of First Avenue, a venture capital fund, is investing in securities of private and public companies. The GP's sole business is to be the general partner of First Avenue.

         During the past five years, neither First Avenue nor GP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On September 26, 2001, First Avenue acquired 175,000 shares of Series B Preferred Stock from the Company (the "Shares") for an aggregate purchase price of $3,500,000 upon the exercise of warrants to purchase such shares. The source of funds used by First Avenue for the purchase of the Shares was working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         First Avenue acquired the Shares for investment purposes. Depending on its evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and stock market and general economic conditions), First Avenue may, from time to time, purchase additional securities of the Company, dispose of all or a portion of the securities held by it, or cease buying or selling such securities. Any such additional purchases or sales of the securities of the Company may be in open market or privately negotiated transactions or otherwise.

         First Avenue acquired the Shares in connection with the "Third Closing" under a Securities Purchase Agreement, dated May 14, 2001 (the "Purchase Agreement"), between the Company and Image Investor Portfolio, a separate series of Memphis Angels, LLC (together with certain persons affiliated with it, "Image"). The Third Closing occurred on September 26, 2001. Prior to the Third Closing, Image assigned to First Avenue certain Tranche B Warrants which Image held, to acquire 175,000 shares of Series B Preferred Stock of the Company. Image also assigned to First Avenue, in connection with its purchase of the Tranche B Warrants and the Shares upon exercise of the warrants, certain of its rights, as a purchaser under the Purchase Agreement, relating to the Company's representations, warranties, covenants and agreements made in the Purchase


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CUSIP No. 46059S200                                            Page 4 of 8 pages


Agreement (including Image's rights relating to the Company's indemnification obligations under Section 10.1 of the Purchase Agreement).

         In connection with the Third Closing, Image converted a $10,000,000 promissory note it had acquired from the Company pursuant to the Purchase Agreement, into 500,000 shares of Series B Preferred Stock, converted substantially all of the accrued interest on the promissory note into 13,830 shares of Series B Preferred Stock, and exercised a portion of the Tranche B Warrant, to acquire 115,000 shares of Series B Preferred Stock upon the payment of an exercise price of $2,300,000. Image also transferred a portion of the Tranche B Warrant to certain unaffiliated third parties, other than First Avenue, which exercised that portion of the Tranche B Warrant for their own accounts, acquiring an aggregate of 311,250 shares of Series B Preferred Stock of the Company for an aggregate exercise price of $6,225,000. First Avenue and such other purchasers are sometimes referred to in this statement as the "New Investors".

         The description of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the copy of the Purchase Agreement which was filed as Exhibit 1 to the Schedule 13D of Image filed on May 24, 2001 (as amended, the "Paradigm 13D"), and which is incorporated herein by reference.

         The Company granted Image certain registration rights pursuant to a Registration Rights Agreement dated as of May 14, 2001, between Image and the Company (the "Registration Rights Agreement"). Under the Registration Rights Agreement, Image may require the Company to file a registration statement covering resales of Common Stock issuable upon conversion of the Series B Preferred Stock within 20 days of the Third Closing. Image also has demand and piggy-back registration rights with respect to the shares purchased by it pursuant to the Purchase Agreement. As a holder of Series B Preferred Stock of the Company, First Avenue is entitled to certain benefits under the Registration Rights Agreement. This summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement filed as
Exhibit 2 to the Paradigm 13D, which is incorporated herein by reference.

         In accordance with the provisions of the Certificate of Designation (defined below), following the Third Closing, the holders of Series B Preferred Stock are entitled, as a class, to elect four of the Company's seven directors. In connection with the Third Closing, a representative of First Avenue, David M. Wilds, became a director of the Company. Pursuant to the terms of the Preferred Stockholders Agreement described below, following the Third Closing, one current director, who is a representative of Image, will resign from the board and the resulting vacancy will be filled by a representative designated by NewSouth Capital Management Inc. ("NewSouth"), another New Investor, at such time as NewSouth designates such representative.

         In connection with the Third Closing, Image, First Avenue and each of the other purchasers of Series B Preferred Stock entered into a Preferred Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides for, among other things, restrictions on transfer of the Series B Preferred Stock, including rights of first refusal, drag-along and tag-along rights, as well as certain voting agreements. For the purposes of the following description of the Stockholders Agreement, Image and its related persons are individually referred to as a "Paradigm Entity" and collectively as the "Paradigm Entities." The Paradigm Entities and the New Investors are collectively referred to as the "Series B Stockholders."

         Before transferring any shares of Series B Preferred Stock to a third party, a New Investor must first provide one of the Paradigm Entities with the opportunity to purchase such shares on the same terms as those of the proposed sale. Any shares not acquired by that Paradigm Entity or


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CUSIP No. 46059S200                                            Page 5 of 8 pages


its designee must then be offered to the other New Investors on the same terms. Any shares not acquired by Paradigm Entity or the other New Investors may then be transferred to such third party on the terms originally proposed. Notwithstanding this, First Avenue (or any other New Stockholder) may transfer an unlimited number of shares of Series B Preferred Stock to its affiliates, or to its partners, members or stockholders as part of a distribution, and may transfer up to 20% of the aggregate shares of Series B Preferred Stock owned by such stockholder on the date of the Stockholders Agreement, without complying with these provisions.

         In the event that a Paradigm Entity wishes to transfer any of its shares of Series B Preferred Stock, other than to another Paradigm Entity or to an affiliate thereof, the Paradigm Entity must allow the New Investors to participate in that proposed sale (the "Tag-Along Right"). A New Investor who exercises its Tag-Along Right will be entitled to include in the transaction a portion of its shares of Series B Preferred Stock that represents the same percentage of its total shares of Series B Preferred Stock as the shares being transferred by the Paradigm Entity represent to the total number of shares of Series B Preferred Stock held by all Paradigm Entities. Notwithstanding this, any Paradigm Entity may transfer an unlimited number of shares of Series B Preferred Stock to its affiliates or to any other Paradigm Entity, or to its partners, members or stockholders as part of a distribution, and may transfer up to 20% of the aggregate shares of Series B Preferred Stock owned by the Paradigm Entities on the date of the Stockholders Agreement without complying with these provisions.

         In the event that any one or more of the Paradigm Entities wish to sell at least 50% of the aggregate shares of Series B Preferred Stock held by the Paradigm Entities on the date of the Stockholders Agreement, the Paradigm Entity may require the New Investors (including First Avenue) to participate in the proposed sale (the "Drag-Along Right"). If the Paradigm Entity exercises the Drag-Along Right, each New Investor will be obligated to transfer a portion of its shares of Series B Preferred Stock that represents the same percentage of its total shares of Series B Preferred Stock as the shares being transferred by the Paradigm Entities represent to the total number of shares of Series B Preferred Stock held by all Paradigm Entities.

         Notwithstanding the foregoing, no Series B Stockholder may transfer any shares of Series B Preferred Stock to any competitor of the Company (or any employee, shareholder, officer, director or other affiliate of any such competitor) without the Company's prior written consent.

         The Stockholders Agreement also prohibits any of the Series B Stockholders from transferring any shares of Common Stock (or securities convertible into, or exercisable or exchangeable for, Common Stock) for a period of 180 days after the date of the Stockholders Agreement (the "Lock-Up Period"), other than: (i) a bona fide gift, provided that the donee agrees to be bound by this restriction; (ii) a distribution to a Series B Stockholder's partners, members or stockholders; or (iii) transfers of Series B Preferred Stock in compliance with the above paragraphs. This prohibits the Series B Stockholders from engaging in any hedging or other transaction that is designed or reasonably expected to result in a transfer of Common Stock by a third party during the Lock-Up Period (e.g., short sale, put or call option, etc.).

         The Stockholders Agreement also includes an agreement among the Series B Stockholders to vote all shares of Series B Preferred Stock held by them so as to elect two representatives of Image, one representative of First Avenue and one representative of NewSouth to serve as the four members of the Company's Board of Directors that are elected by the holders of the Series B Preferred Stock.


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CUSIP No. 46059S200                                            Page 6 of 8 pages

         The Stockholders Agreement will terminate upon the first to occur of
(i) the date that the Paradigm Entities no longer own at least 25% of the Series B Preferred Stock and (ii) the date upon which the managing member of the Paradigm Entities and the holders of at least 50% of the shares of Series B Preferred Stock then held by the New Investors agree to terminate the Stockholders Agreement.

         The description of the Stockholders Agreement in this Schedule 13D is qualified in its entirety by reference to the copy of the Stockholders Agreement which is filed as Exhibit 4 to the Paradigm 13D and which is incorporated herein by reference.

         The Company's amended certificate of designation setting forth the rights and privileges of the Series B Preferred Stock (the "Certificate of Designation") provides, in pertinent part, that the shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock (subject to certain class vote matters). The Series B Preferred Stock accrues dividends at 8% per annum and has a liquidation preference of $20 per share plus all accrued and unpaid dividends (as adjusted for any stock dividends, stock splits, combinations, recapitalizations or other similar corporate events). The Series B Preferred Stock is initially convertible into Common Stock at a conversion price of $2.50 (the "Conversion Price") per share (or eight shares of Common Stock per share of Series B Preferred Stock). The Conversion Price is subject to adjustment for stock splits, stock dividends, combinations, recapitalizations and other similar corporate events. Additionally, the Series B Preferred Stock contains a reset feature (the "Reset Feature") that would result in a one-time reduction of the Conversion Price if the average daily trading price of the Common Stock for the twenty days prior to the 180th day after the Third Closing (the "Average Trading Price") is below $2.50. If the Reset Feature is triggered, the Conversion Price will be reset to the greater of the Average Trading Price or $2.00. As a result, the number of shares issuable upon conversion of the Series B Preferred Stock may increase by as much as 25% (with each share of Series B Preferred Stock converting into a maximum of 10 shares of Common Stock). If the Average Trading Price ultimately is less than or equal to $2.00 and, as a result of the Reset Feature, the Conversion Price is reset to $2.00, the total number of shares of Common Stock beneficially owned by the First Avenue would increase to 1,750,000 and the corresponding percentage ownership would be 9.8% (assuming no intervening change in the total outstanding shares of the Company). Because it is based solely on the trading price of the Common Stock during a period after the date of this statement, there can be no assurance that the Reset Feature will not be triggered, or if it is triggered, what the resulting Conversion Price will be. The Conversion Price is also subject to a weighted-average antidilution adjustment in the event that the Company sells shares of Common Stock (or securities convertible into, or exercisable or exchangeable for Common Stock) at a price less than the Conversion Price, subject to certain exceptions.

         The Series B Preferred Stock is redeemable at the option of the Company any time on or after May 29, 2006, upon the affirmative vote of at least five of the Company's directors. If the Company elects to redeem the Series B Preferred Stock, the redemption price will equal $20 per share plus all accrued and unpaid dividends.

         Other than as described above, First Avenue does not have any current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         First Avenue is deemed to be the beneficial owner of 1,400,000 shares of Common Stock. These shares, based on the capitalization of the Company as of September 26, 2001, as


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CUSIP No. 46059S200                                            Page 7 of 8 pages


represented to First Avenue in the Purchase Agreement in connection with the Third Closing, constitute 9.0% of the voting power of the outstanding Common Stock and Series B Preferred Stock.

         Other than the transactions described above, no transactions in the Common Stock of the Company have been effected by First Avenue or GP during the past 60 days.

         To the knowledge of First Avenue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Certificate of Designation, to the knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1: Securities Purchase Agreement, dated May 14, 2001 by and between Image and the Company. (1)

         Exhibit 2: Registration Rights Agreement, dated May 14, 2001, by and between Image and the Company. (1)

         Exhibit 3: Series B Preferred Stockholders Agreement, dated September 26, 2001, by and among the Paradigm Entities, the New Investors and the Company. (2)

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(1)      Filed as an exhibit to the Schedule 13D of Image Investors Portfolio and certain other persons named therein (File No. 5-57597) on May 24, 2001, and incorporated by reference herein.

(2) Filed as an exhibit to Amendment No. 2 to the Paradigm 13D on October 2, 2001, and incorporated by reference herein.

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CUSIP No. 46059S200                                            Page 8 of 8 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 5, 2001


                                  FIRST AVENUE PARTNERS, L.P.



                                  By: Front Street, LLC,
                                      its general partner



                                       By: /s/ David M. Wilds
                                           -------------------------------------
                                           David M. Wilds, Member